TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

TD Bank Group Reports Third Quarter 2024 Results

Earnings News Release

•
Three and nine months ended July 31, 2024
This quarterly Earnings News Release should

be read in conjunction with the Bank’s

unaudited third quarter 2024 Report to Shareholders

for the three and nine
months ended July 31, 2024, prepared in accordance

with International Financial Reporting Standards

(IFRS) as issued by the International

Accounting Standards
Board (IASB), which is available on our website

at http://www.td.com/investor/.

This analysis is dated

August 21, 2024. Unless otherwise indicated,

all amounts are
expressed in Canadian dollars, and have been

primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in accordance with
IFRS. Certain comparative amounts have been

revised to conform with the presentation

adopted in the current period.

Additional information relating to the Bank

is
available on the Bank’s website at http://www.td.com,

as well as on SEDAR+

at http://www.sedarplus.ca and on the U.S.

Securities and Exchange Commission’s
(SEC) website at http://www.sec.gov (EDGAR

filers section).
Reported results conform with generally

accepted accounting principles (GAAP),

in accordance with IFRS.

Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Significant and Subsequent Events” and

“Non-GAAP and Other
Financial Measures” in the “How We Performed”

section of this document.
THIRD QUARTER FINANCIAL HIGHLIGHTS,

compared with the third quarter

last year:
●
Reported diluted earnings (loss) per share

were $(0.14),

compared with $1.53.
●
Adjusted diluted earnings per share were

$2.05, compared with $1.95.
●
Reported net income (loss) was $(181)

million, compared with $2,881 million.
●
Adjusted net income was $3,646 million,

compared with $3,649 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July

31, 2024, compared with the corresponding

period last year:
●
Reported diluted earnings per share were

$2.76, compared with $4.04.
●
Adjusted diluted earnings per share were

$6.09, compared with $6.09.
●
Reported net income was $5,207 million,

compared with $7,768 million.
●
Adjusted net income was $11,072 million,

compared with $11,510 million.
THIRD QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The third quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $64 million ($56 million after-tax or

3 cents per share), compared with $88

million ($75 million after-tax or
4 cents per share) in the third quarter last

year.
●
Acquisition and integration charges related

to the Schwab transaction of $21 million

($18 million after-tax or 1 cent per share),

compared with
$54 million ($44 million after-tax or 2 cents

per share) in the third quarter last year.
●
Restructuring charges of $110 million ($81 million after-tax or 5 cents per share).
●
Acquisition and integration charges related

to the Cowen acquisition of $78 million

($60 million after-tax or 3 cents per share),

compared with
$143 million ($105 million after-tax or 6 cents

per share) in the third quarter last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $62 million ($46

million after-tax or 3
cents per share), compared with $177 million

($134 million after-tax or 8 cents

per share) in the third quarter last year.
●
Provision for investigations related to the

Bank’s

AML program of $3,566 million ($3,566

million after-tax or $2.04 per share).
TORONTO
, August 22, 2024 – TD Bank Group (“TD”

or the “Bank”) today announced its financial

results for the third quarter ended July

31, 2024. Reported
earnings were a loss of $181 million, compared

with reported

earnings of $2,881 million in the third quarter

last year, and adjusted earnings were $3.6 billion,
relatively flat.

The Bank’s reported results include the impact

of the US$2,600 million provision for investigations

related to the Bank’s anti-money laundering (AML)

program,
which, together with the provision taken last quarter

in connection with this matter, reflects the Bank’s current

estimate of the total fines related to this

matter.
“TD delivered

record revenue

and net

income in

Canadian Personal

and Commercial

Banking, continued

operating momentum

in the

U.S., and

strong results
across

our

markets-driven

businesses,”

said

Bharat

Masrani,

Group

President

and

CEO,

TD

Bank

Group.

“We

continued

to

invest

in

new

and

innovative
capabilities and expanded our product offerings

to better serve our customers and clients.”
Canadian Personal and

Commercial Banking delivered

record net

income and

revenue supported by

continued volume growth

and strong operating
leverage
Canadian Personal and Commercial Banking net income

was $1,872 million, an increase of 13% compared to the third quarter last year, reflecting higher revenue,
partially

offset

by higher

non-interest expenses

and provisions

for credit

losses. The

segment delivered

record revenue

of $5,003

million,

an

increase of

9%,
primarily reflecting volume growth and

margin expansion.

Canadian Personal and Commercial Banking grew its leading deposit franchise with another strong quarter for account openings. TD further expanded its market-
leading credit card business to

reach a milestone of more

than 8 million active

accounts and delivered market share

gains in Real Estate Secured

Lending while
supporting its growing customer base.

This quarter, TD added more value

for New to Canada customers, including offers for

both TD Direct Investing and the TD
Cash Back Visa Card. The Bank also enhanced its TD Student Line of Credit offering, supporting Canada’s next generation of doctors, dentists, and veterinarians.
In addition, Business Banking launched TD

Innovation Partners, a full-service banking

and financing solutions platform for

technology and innovation companies.
The U.S. Retail Bank delivered operating

momentum in a challenging environment
U.S. Retail reported net loss for the quarter was

$2,275 million (US$1,658 million), compared

with reported net income of $1,305 million (US$977

million) in the
third quarter last year. On an adjusted basis, net income

was $1,291 million (US$942 million), a decrease

of $77

million (US$83 million). Reported net income

for
the quarter from the Bank’s investment in The

Charles Schwab Corporation (“Schwab”)

was $178 million (US$129 million), a decrease

of $13 million
(US$13 million).

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

The U.S. Retail Bank, which excludes the Bank’s investment

in Schwab, reported net loss was $2,453

million (US$1,787 million), compared with reported

net
income of $1,114 million (US$835 million) in the third quarter last year, primarily reflecting the impact of the provision for investigations related to the Bank’s AML
program. On an adjusted basis net income

was $1,113 million, a decrease of $64 million from the third quarter last year, primarily reflecting higher PCL and higher non-interest expenses, partially offset by higher

revenue. In U.S. dollars, adjusted net income

was US$813 million, a decrease of US$70

million, reflecting higher
PCL and lower revenue.
This quarter, the U.S. Retail Bank continued to deliver strong operating momentum with stable deposits excluding

Schwab sweep deposits, and year-over-year
peer-leading loan growth.

The Commercial Banking Middle Market loan

balances and lending fees grew 18% and 9% respectively

year-over-year. In addition, TD
Bank, America’s Most Convenient Bank
®

ranked highest among national banks

in the J.D.

Power 2024 U.S. Online Banking

Satisfaction Study
1
, reflecting
investments in digital banking and continued

enhancements to customer experience.

For the fifth year in a row, TD Auto Finance ranked #1 in

Dealer Satisfaction
among Non-Captive National Prime Automotive

Finance Lenders in the J.D. Power 2024

U.S. Dealer Financing Satisfaction Study
2
.
Wealth Management and Insurance delivered

record revenue while net income reflects

impact from severe weather events
Wealth Management and Insurance net income

was $430 million, relatively flat compared

with the third quarter last year. Driven by strong business

fundamentals,
Wealth Management and Insurance delivered record

revenues of $3,349 million reflecting higher

insurance premiums, asset growth, higher deposit

margins, and
increased trades per day in the Direct

Investing business. TD Insurance reported

higher claims costs due to severe weather

events in the Greater Toronto Area
and wildfires in Alberta, in addition to increased

claims severity.

Wealth Management and Insurance continued to invest

in client-centric innovation this quarter. TD Direct Investing was the first bank-owned brokerage

in Canada
to launch partial shares trading, enabling investors

to buy and sell a fraction of stocks and exchange-traded

funds. TD Insurance supported customers

and
communities in their moments of need by

providing advice and assistance to those impacted

by severe weather-related events this

quarter.

Wholesale Banking continued its growth,

with revenues up on broader and stronger

capabilities
Wholesale Banking reported net income for

the quarter was $317 million, an increase

of $45 million compared with the third

quarter last year, primarily reflecting
higher revenues, partially offset by higher PCL

and non-interest expenses. On an adjusted

basis, net income was $377 million, flat

compared to the third quarter
last year. Revenue for the quarter was $1,795 million, an increase of $227 million, or 14%, compared with

the third quarter last year, reflecting higher trading-
related revenue, lending revenue, advisory

and underwriting fees.
This quarter, Wholesale Banking continued to gain momentum

across its banking and markets businesses.

In June, TD Securities colleagues across North
America participated in the annual TD Securities

Underwriting Hope Campaign, which raised

more than $2.1 million in support of children

and youth-related
charities.

Update on TD’s AML remediation program
TD is undertaking a remediation of its U.S.

AML Program. As part of this work, the

Bank has been making investments in

its risk and control infrastructure,
including onboarding leadership with deep

subject matter expertise supported by increased

staffing resources, implementing new cross-functional

procedures for
preventing, detecting and reporting suspicious

activity; and investing in data and

technology, training and process design to enable improved transaction monitoring and data analytics capabilities.

Capital
TD’s Common Equity Tier 1 Capital ratio was 12.8%.
Conclusion
“Looking ahead, TD is strong and well-positioned

to navigate the macroeconomic environment,

invest in both our AML remediation program

and our business, and
continue to deepen our relationships with our

nearly 28 million customers and clients,”

added Masrani. “I want to thank TD bankers

around the globe for their hard
work and commitment to the Bank and

those we serve."
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

1

TD Bank received the highest score among national banks (>$200B in deposits) in the J.D. Power 2024 U.S. Banking Online Satisfaction Study, which measures customer satisfaction with financial institutions’ online experience for banking account management. Visit jdpower.com/awards for more details.
2

TD Auto Finance received the highest score in the non-captive national – prime segment in the J.D. Power 2020-2024 U.S. Dealer Financing Satisfaction Studies of auto dealers’ satisfaction with automotive finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the
United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to
analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under,

applicable
Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995 . Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s

2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings
“Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance, and Wholesale
Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment,

and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”,

“outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”,
“target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity,

commodity, foreign exchange, interest rate,

and credit spreads), operational (including
technology, cyber security,

and

infrastructure), model, insurance, liquidity, capital

adequacy, legal, regulatory compliance and

conduct, reputational, environmental and social, and other
risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates;

geopolitical risk; inflation, rising rates and recession;
regulatory oversight and compliance risk;

the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions
and dispositions and integration of acquisitions,

the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other
strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the
Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to,
or application of, current laws,

rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and
new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;

environmental and social risk (including climate change);
exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate

(IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and

the occurrence

of natural and unnatural catastrophic events and claims
resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” or

“Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should
be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and
Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Retail, Wealth Management and
Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024”

for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Results of operations
Total revenue – reported
1
$ 14,176 $ 13,819 $ 12,914 $ 41,709 $ 37,512
Total revenue – adjusted
1,2
14,238 13,883 13,148 41,892 38,795
Provision for (recovery of) credit losses 1,072 1,071 766 3,144 2,055
Insurance service expenses (ISE)
1
1,669 1,248 1,386 4,283 3,668
Non-interest expenses – reported
1
11,012 8,401 7,359 27,443 22,227
Non-interest expenses – adjusted
1,2
7,208 7,084 6,730 21,417 19,529
Net income (loss) – reported
1
(181) 2,564 2,881 5,207 7,768
Net income – adjusted
1,2
3,646 3,789 3,649 11,072 11,510
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 938.3 $ 928.1 $ 867.8 $ 938.3 $ 867.8
Total assets 1,967.2 1,966.7 1,885.2 1,967.2 1,885.2
Total deposits 1,220.6 1,203.8 1,159.5 1,220.6 1,159.5
Total equity 111.6 112.0 112.6 111.6 112.6
Total risk-weighted assets
3
610.5 602.8 544.9 610.5 544.9
Financial ratios
Return on common equity (ROE) – reported
1,4
(1.0) % 9.5% 10.8% 6.5% 9.7%
Return on common equity – adjusted
1,2
14.1 14.5 13.8 14.3 14.6
Return on tangible common equity (ROTCE)
1,2,4
(1.0) 13.0 14.6 8.9 13.1
Return on tangible common equity – adjusted
1,2
18.8 19.2 18.2 18.9 19.2
Efficiency ratio – reported
1,4
77.7 60.8 57.0 65.8 59.3
Efficiency ratio – adjusted, net of ISE
1,2,4,5
57.3 56.1 57.2 56.9 55.6
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.46 0.47 0.35 0.46 0.32
Common share information – reported (Canadian dollars)
Per share earnings (loss)
1
Basic $ (0.14) $ 1.35 $ 1.53 $ 2.77 $ 4.05
Diluted (0.14) 1.35 1.53 2.76 4.04
Dividends per share 1.02 1.02 0.96 3.06 2.88
Book value per share
4
57.61 57.69 55.49 57.61 55.49
Closing share price
6
81.53 81.67 86.96 81.53 86.96
Shares outstanding (millions)
Average basic 1,747.8 1,762.8 1,834.8 1,762.4 1,827.9
Average diluted 1,748.6 1,764.1 1,836.3 1,763.6 1,829.9
End of period 1,747.9 1,759.3 1,827.5 1,747.9 1,827.5
Market capitalization (billions of Canadian dollars) $ 142.5 $ 143.7 $ 158.9 $ 142.5 $ 158.9
Dividend yield
4
5.3% 5.1% 4.7% 5.1% 4.5%
Dividend payout ratio
4
n/m
7
75.6 62.6 110.4 71.0
Price-earnings ratio
1,4
19.2 13.8 11.4 19.2 11.4
Total shareholder return (1 year)
4
(1.4) 4.5 9.4 (1.4) 9.4
Common share information – adjusted (Canadian dollars)
1,2
Per share earnings
1
Basic $ 2.05 $ 2.04 $ 1.95 $ 6.09 $ 6.10
Diluted 2.05 2.04 1.95 6.09 6.09
Dividend payout ratio 49.7% 49.9% 49.2% 50.1% 47.2%
Price-earnings ratio
1
10.3 10.5 10.5 10.3 10.5
Capital ratios
3
Common Equity Tier 1 Capital ratio 12.8% 13.4% 15.2% 12.8% 15.2%
Tier 1 Capital ratio 14.6 15.1 17.2 14.6 17.2
Total Capital ratio 16.3 17.1 19.6 16.3 19.6
Leverage ratio 4.1 4.3 4.6 4.1 4.6
TLAC ratio 29.1 30.6 35.0 29.1 35.0
TLAC Leverage ratio 8.3 8.7 9.3 8.3 9.3
1
For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17). Refer to Note 2 of the Bank’s third
quarter 2024 Interim Consolidated Financial Statements for further details.
2
The Toronto-Dominion Bank (“TD”

or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current

GAAP, and refers to results

prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant and Subsequent

Events”

and “How We
Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used
in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
3
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements,
Leverage Requirements, and Total Loss

Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the third quarter of 2024 MD&A for further details.

4

For additional information about this metric, refer to the Glossary in the third quarter of 2024 MD&A, which is incorporated by reference.
5

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q3 2024: $12,569 million, Q2 2024: $12,635 million, Q3 2023: $11,762 million, 2024 YTD: $37,609 million,

2023 YTD: $35,127 million. Effective the first quarter of 2024, the composition of this non-GAAP ratio and the comparative amounts have been revised.
6

Toronto Stock Exchange closing market

price.
7

Not meaningful.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

SIGNIFICANT AND SUBSEQUENT EVENTS

a) Investigations Related to the Bank’s AML Program
The Bank continues to actively pursue a

global resolution of the civil and criminal investigations

into its U.S.
Bank Secrecy Act

(BSA)/AML program
(the “AML Program”) by its U.S. prudential regulators,

the Financial Crimes Enforcement

Network (FinCEN),

and the U.S. Department of Justice (DOJ).

For
additional information about these matters, including

provisions recorded in connection with

such investigations, refer to Note 19 of the

Bank’s third quarter
2024 Interim Consolidated Financial Statements.
As previously disclosed, the Bank is undertaking

a remediation of its AML Program.

This is a cross-functional undertaking,

spanning business lines and control
functions, and is a priority for the Bank.

As part of this work, the Bank has been

making investments in its risk and controls infrastructure,

including: (i) onboarding
leadership with deep subject matter expertise

supported by increased staffing resources; (ii) implementing new cross-functional procedures for preventing,
detecting, and reporting suspicious activity;

(iii) investing in training and process

design; and (iv) investing in data and

technology to enable improved transaction
monitoring and data analytics capabilities.

The Bank has
established a dedicated program

management infrastructure to monitor execution

against the remediation
program .

This work is being overseen by an Interim

AML/BSA Committee of the U.S. subsidiary

boards and is expected to be a multi-year

endeavour, involving
additional investments.

b) Restructuring Charges
The Bank continued to undertake certain

measures in the third quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $110 million and $566 million, respectively, of restructuring charges for the three and nine months ended

July 31, 2024, which
primarily relate to employee severance

and other personnel-related costs and real

estate optimization. The restructuring program

has concluded.
c) Federal Deposit Insurance Corporation Special

Assessment
On November

16, 2023, the FDIC announced a final

rule that implements a special assessment

to recover the losses to the Deposit Insurance

Fund arising from
the protection of uninsured depositors during

the U.S. bank failures in the spring of 2023.

The special assessment resulted in the recognition

of $411 million
(US$300 million) pre-tax in non-interest expenses

in the first quarter of the Bank’s fiscal 2024.
On February 23, 2024, the FDIC notified

all institutions subject to the special assessment

that its estimate of total losses increased

compared to the amount
communicated with the final rule in November

2023. Accordingly, the Bank recognized an additional expense for the special assessment of $103

million
(US$75 million)
in the second quarter of the Bank’s

fiscal 2024. The final amount of the Bank’s special

assessment may be further updated as

the FDIC
determines the actual losses to the Deposit

Insurance Fund.
d) Sale of Schwab Common Shares

On August 21, 2024, the Bank announced

that it had sold 40.5 million shares of common

stock of Schwab. The shares are sold for proceeds

of approximately
$3.4 billion (US$2.5 billion). The share

sale will reduce the Bank’s ownership interest

in Schwab from 12.3% to 10.1%. The

Bank is expected to recognize
approximately $1.0 billion (US$0.7 billion)

as other income (net of $0.5 billion (US$0.4

billion) loss from accumulated other

comprehensive income (AOCI)
reclassified to earnings), in the fourth quarter

of fiscal 2024.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

HOW WE PERFORMED

HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS and refers to results prepared

in accordance with IFRS as “reported”
results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are

historical, non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, net of ISE, and adjusted effective income

tax rate. The Bank believes that non-GAAP
financial measures and non-GAAP ratios

provide the reader with a better understanding

of how management views the Bank’s performance.

Non-GAAP financial
measures and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other
issuers. Supplementary financial measures

depict the Bank’s financial performance and

position, and capital management

measures depict the Bank’s capital
position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is

comprised of agreements with certain

U.S. retailers pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present

the gross amount of revenue and PCL related

to these portfolios in the Bank’s
Interim Consolidated Statement of Income. At

the segment level, the retailer program partners’

share of revenues and credit losses is presented

in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income (loss) included

in the U.S. Retail segment includes only

the portion of revenue and credit losses

attributable to TD under the
agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On October 6, 2020, the Bank acquired an approximately

13.5% stake in The Charles Schwab Corporation

(“Schwab”) following the completion of

Schwab’s
acquisition of TD Ameritrade Holding Corporation

(“TD Ameritrade”) of which the Bank

was a major shareholder (the “Schwab transaction”).

On August 1, 2022,
the Bank sold 28.4 million non-voting common

shares of Schwab, which reduced the

Bank’s ownership interest in Schwab to approximately

12.0%.
The Bank accounts for its investment in

Schwab using the equity method. The U.S.

Retail segment reflects the Bank’s share of

net income from its investment
in Schwab. The Corporate segment net income

(loss) includes amounts for amortization

of acquired intangibles, the acquisition

and integration charges related to
the Schwab transaction, and the Bank’s share of restructuring and other charges incurred by Schwab.

The Bank’s share of Schwab’s earnings available to
common shareholders is reported with

a one-month lag. For further details, refer

to Note 7 of the Bank’s third quarter 2024 Interim

Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”),

which replaced the
2019 Schwab IDA Agreement. Pursuant

to the 2023 Schwab IDA Agreement, the Bank

continues to make sweep deposit accounts

available to clients of Schwab.
Schwab designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits over

FROA are designated as floating-
rate obligations. In comparison to the 2019

Schwab IDA Agreement, the 2023 Schwab

IDA Agreement extends the initial expiration

date by three years to
July 1, 2034 and provides for lower deposit balances

in its first six years,

followed by higher balances in the later

years. Specifically, until September 2025, the
aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option

to buy down up to $6.8 billion
(US$5 billion)

of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits.

Refer to the “Related Party
Transactions” section in the 2023 MD&A for further details.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $0.7

billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of 2024, Schwab had completed its buy down

of the full US$5 billion FROA buydown

allowance and had paid a total of $337

million (US$250 million) in termination
fees to the Bank. The fees were intended to

compensate the Bank for losses incurred

from discontinuing certain hedging relationships

and for lost revenues. The
net impact was recorded in net interest income.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net interest income $ 7,579 $ 7,465 $ 7,289 $ 22,532 $ 22,450
Non-interest income
1
6,597 6,354 5,625 19,177 15,062
Total revenue
1
14,176 13,819 12,914 41,709 37,512
Provision for (recovery of) credit losses 1,072 1,071 766 3,144 2,055
Insurance service expenses
1
1,669 1,248 1,386 4,283 3,668
Non-interest expenses
1
11,012 8,401 7,359 27,443 22,227
Income before income taxes and share

of net income from
investment in Schwab
1
423 3,099 3,403 6,839 9,562
Provision for (recovery of) income taxes
1
794 729 704 2,157 2,502
Share of net income from investment in

Schwab
190 194 182 525 708
Net income (loss) – reported
1
(181) 2,564 2,881 5,207 7,768
Preferred dividends and distributions on other

equity instruments
69 190 74 333 367
Net income (loss) attributable to common

shareholders
1
$ (250) $ 2,374 $ 2,807 $ 4,874 $ 7,401
1

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s third quarter 2024 Interim
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

and Subsequent Events”
or “How We Performed” sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Operating results – adjusted
Net interest income
1
$ 7,641 $ 7,529 $ 7,364 $ 22,715 $ 22,836
Non-interest income
1,2,3
6,597 6,354 5,784 19,177 15,959
Total revenue
2
14,238 13,883 13,148 41,892 38,795
Provision for (recovery of) credit losses 1,072 1,071 766 3,144 2,055
Insurance service expenses
2
1,669 1,248 1,386 4,283 3,668
Non-interest expenses
2,4
7,208 7,084 6,730 21,417 19,529
Income before income taxes and share

of net income from
investment in Schwab 4,289 4,480 4,266 13,048 13,543
Provision for income taxes 868 920 845 2,660 2,872
Share of net income from investment in

Schwab
5
225 229 228 684 839
Net income – adjusted
2
3,646 3,789 3,649 11,072 11,510
Preferred dividends and distributions on other

equity instruments
69 190 74 333 367
Net income available to common shareholders

– adjusted
3,577 3,599 3,575 10,739 11,143
Pre-tax adjustments for items of note
Amortization of acquired intangibles
6
(64) (72) (88) (230) (221)
Acquisition and integration charges related

to the Schwab transaction
4,5
(21) (21) (54) (74) (118)
Share of restructuring and other charges

from investment in Schwab
5
– – – (49) –
Restructuring charges
4
(110) (165) – (566) –
Acquisition and integration-related charges
4
(78) (102) (143) (297) (237)
Charges related to the terminated FHN acquisition
4
– – (84) – (344)
Payment related to the termination of the

FHN transaction
4
– – (306) – (306)
Impact from the terminated FHN acquisition-related
capital hedging strategy
1
(62) (64) (177) (183) (1,187)
Impact of retroactive tax legislation on payment

card clearing services
3
– – (57) – (57)
Civil matter provision/Litigation settlement
3,4
– (274) – (274) (1,642)
FDIC special assessment
4
– (103) – (514) –
Provision for investigations related to the

Bank’s AML program
4
(3,566) (615) – (4,181) –
Less: Impact of income taxes
Amortization of acquired intangibles (8) (10) (13) (33) (33)
Acquisition and integration charges related

to the Schwab transaction
(3) (5) (10) (14) (20)
Restructuring charges (29) (43) – (150) –
Acquisition and integration-related charges (18) (22) (38) (64) (53)
Charges related to the terminated FHN acquisition – – (21) – (85)
Impact from the terminated FHN acquisition-related
capital hedging strategy (16) (16) (43) (46) (292)
Impact of retroactive tax legislation on payment

card clearing services
– – (16) – (16)
Civil matter provision/Litigation settlement – (69) – (69) (456)
FDIC special assessment – (26) – (127) –
Canada Recovery Dividend (CRD) and

federal tax rate

increase for fiscal 2022
7
– – – – 585
Total adjustments for items of note (3,827) (1,225) (768) (5,865) (3,742)
Net income (loss) attributable to common

shareholders – reported
$ (250) $ 2,374 $ 2,807 $ 4,874 $ 7,401
1
Prior to May 4, 2023, the impact shown covers periods before the termination of the FHN transaction and includes the following components, reported in the Corporate segment: i) mark-to-market gains
(losses) on interest rate swaps recorded in non-interest income – Q3 2023: ($125) million, 2023 YTD: ($1,386) million ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q3 2023: $11 million, 2023 YTD: $262 million and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-
interest income to net interest income with no impact to total adjusted net income – Q3 2023: $23 million, 2023 YTD: $585 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income – Q3 2024: ($62) million, Q2 2024: ($64) million, 2024 YTD: ($183) million, Q3 2023: ($63) million, 2023 YTD: ($63) million.

2
For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim Consolidated Financial
Statements for further details.
3

Adjusted non-interest income excludes the following items of note:
i. Stanford litigation settlement – 2023 YTD: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment; and
ii. Impact of retroactive tax legislation on payment card clearing services – Q3 2023: $57 million, reported in the Corporate segment.
4
Adjusted non-interest expenses exclude the following items of note:
i. Amortization of acquired intangibles – Q3 2024: $34 million, Q2 2024: $42 million, 2024 YTD: $139 million, Q3 2023: $58 million, 2023 YTD:

$131 million, reported in the Corporate segment;
ii. The Bank’s own acquisition and integration charges related to the Schwab transaction – Q3 2024: $16 million, Q2 2024: $16 million, 2024 YTD: $55 million, Q3 2023: $38 million, 2023 YTD:
$77 million, reported in the Corporate segment;
iii. Restructuring charges – Q3 2024: $110 million, Q2 2024: $165 million, 2024 YTD: $566 million, reported in the Corporate segment;

iv. Acquisition and

integration-related charges – Q3 2024: $78 million, Q2 2024: $102 million, 2024 YTD: $297 million, Q3 2023: $143 million, 2023 YTD: $237 million, reported in the Wholesale
Banking segment;

v. Charges

related to the terminated FHN acquisition – Q3 2023: $84 million, 2023 YTD: $344 million, reported in the U.S. Retail segment;
vi. Payment related to the termination of the First Horizon transaction – Q3 2023: $306 million, reported in the Corporate segment;
vii. Civil matter provision/Litigation settlement – Q2 2024: $274 million, 2024 YTD $274 million in respect of a civil matter, 2023 YTD: $1,603 million in respect of the Stanford litigation settlement, reported in the Corporate segment;
viii. FDIC special assessment – Q2 2024: $103 million,

2024 YTD: $514 million, reported in the U.S. Retail segment; and
ix. Provision for investigations related to the Bank’s AML program – Q3 2024: $3,566 million, Q2 2024: $615 million, 2024 YTD: $4,181 million, reported in the U.S. Retail segment.

5
Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i. Amortization of Schwab-related acquired intangibles – Q3 2024: $30 million, Q2 2024: $30 million, 2024 YTD: $91 million, Q3 2023: $30 million, 2023 YTD: $90 million;
ii. The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2024: $5 million, Q2 2024: $5 million, 2024 YTD: $19 million,
Q3 2023: $16 million, 2023 YTD:

$41 million;
iii. The Bank’s share of restructuring charges incurred by Schwab – 2024 YTD: $27 million; and
iv. The

Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024 YTD: $22 million.
6
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and 5 for amounts.
7

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Basic earnings (loss) per share – reported
2
$ (0.14) $ 1.35 $ 1.53 $ 2.77 $ 4.05
Adjustments for items of note 2.19 0.69 0.42 3.32 2.05
Basic earnings per share – adjusted
2
$ 2.05 $ 2.04 $ 1.95 $ 6.09 $ 6.10
Diluted earnings (loss) per share – reported
2
$ (0.14) $ 1.35 $ 1.53 $ 2.76 $ 4.04
Adjustments for items of note 2.19 0.69 0.42 3.32 2.05
Diluted earnings per share – adjusted
2
$ 2.05 $ 2.04 $ 1.95 $ 6.09 $ 6.09
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
2

For the three and nine months ended July 31, 2024, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s third quarter 2024 Interim
Consolidated Financial Statements for further details.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was increased

to 11.5% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2024,

compared with 11% in fiscal 2023.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Average common equity $ 100,677 $ 101,137 $ 102,750 $ 100,523 $ 101,832
Net income (loss) attributable to common

shareholders – reported
1
(250) 2,374 2,807 4,874 7,401
Items of note, net of income taxes 3,827 1,225 768 5,865 3,742
Net income available to common shareholders

– adjusted
1
$ 3,577 $ 3,599 $ 3,575 $ 10,739 $ 11,143
Return on common equity – reported
1
(1.0) % 9.5% 10.8% 6.5% 9.7%
Return on common equity – adjusted
1
14.1 14.5 13.8 14.3 14.6
1

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim
Consolidated Financial Statements for further details.
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Average common equity $ 100,677 $ 101,137 $ 102,750 $ 100,523 $ 101,832
Average goodwill 18,608 18,380 18,018 18,403 17,788
Average imputed goodwill and intangibles on
investments in Schwab 6,087 6,051 6,058 6,066 6,123
Average other acquired intangibles
1
544 574 683 578 569
Average related deferred tax liabilities (228) (228) (132) (230) (165)
Average tangible common equity 75,666 76,360 78,123 75,706 77,517
Net income (loss) attributable to common

shareholders – reported
2
(250) 2,374 2,807 4,874 7,401
Amortization of acquired intangibles, net of income

taxes
56 62 75 197 188
Net income (loss) attributable to common

shareholders adjusted for
amortization of acquired intangibles,

net of income taxes
2
(194) 2,436 2,882 5,071 7,589
Other items of note, net of income taxes 3,771 1,163 693 5,668 3,554
Net income available to common shareholders

– adjusted
2
$ 3,577 $ 3,599 $ 3,575 $ 10,739 $ 11,143
Return on tangible common equity
2
(1.0) % 13.0% 14.6% 8.9% 13.1%
Return on tangible common equity – adjusted
2
18.8 19.2 18.2 18.9 19.2
1

Excludes intangibles relating to software and asset servicing rights.
2

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments: Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2023 MD&A, and Note 28

of
the Bank’s Consolidated Financial Statements

for the year ended October 31, 2023. Effective

the first quarter of 2024, certain asset

management businesses
which were previously reported in the

U.S. Retail segment are now reported in the

Wealth Management and Insurance segment.

Comparative period information
has been adjusted to reflect the new alignment.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $27

million, compared with
$4 million in the prior quarter and $40 million in

the third quarter last year.
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles,

the acquisition and
integration charges related to the Schwab

transaction,

and the Bank’s share of restructuring and

other charges incurred by Schwab are recorded

in the Corporate
segment.
TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net interest income $ 3,994 $ 3,812 $ 3,571 $ 11,639 $ 10,487
Non-interest income 1,009 1,027 999 3,087 3,076
Total revenue 5,003 4,839 4,570 14,726 13,563
Provision for (recovery of) credit losses –

impaired
338 397 285 1,099 739
Provision for (recovery of) credit losses –

performing
97 70 94 226 214
Total provision for (recovery of) credit losses 435 467 379 1,325 953
Non-interest expenses 1,967 1,957 1,895 5,908 5,661
Provision for (recovery of) income taxes 729 676 641 2,097 1,940
Net income $ 1,872 $ 1,739 $ 1,655 $ 5,396 $ 5,009
Selected volumes and ratios
Return on common equity
1
34.1% 32.9% 35.4% 33.9% 37.5%
Net interest margin (including on securitized

assets)
2
2.81 2.84 2.74 2.83 2.76
Efficiency ratio 39.3 40.4 41.5 40.1 41.7
Number of Canadian retail branches 1,060 1,062 1,060 1,060 1,060
Average number of full-time equivalent staff 28,465 29,053 29,172 28,929 28,925
1

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s third quarter 2024
MD&A for additional information about these metrics.

Quarterly comparison – Q3 2024 vs. Q3 2023
Canadian Personal and Commercial Banking

net income for the quarter was $1,872

million, an increase of $217 million, or 13%,

compared with the third quarter
last year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized ROE

for the quarter was 34.1%, compared

with
35.4% in the third quarter last year.
Revenue for the quarter was $5,003

million, an increase of $433

million, or 9%, compared with the third quarter

last year. Net interest income was
$3,994 million, an increase of $423 million, or

12%, primarily reflecting volume growth

and higher deposit margins.

Average loan volumes increased $33 billion, or
6%, reflecting 6% growth in personal loans and

7% growth in business loans. Average deposit

volumes increased $22 billion, or 5%, reflecting

7% growth in
personal deposits and 2% growth in business

deposits. Net interest margin was 2.81%,

an increase of 7 basis points (bps), primarily

due to higher margins on
deposits, partially offset by lower margins on loans

and changes to balance sheet mix reflecting

the transition of Bankers’

Acceptances

to Canadian Overnight
Repo Rate Average (CORRA)-based loans.

Non-interest income was $1,009 million, an increase

of $10 million, or 1%, compared with

the third quarter last year.
PCL for the quarter was $435 million, an increase

of $56 million compared with the third quarter

last year. PCL – impaired was $338 million, an increase of
$53 million, or 19%, largely related to credit

migration in the consumer lending portfolios.

PCL – performing was $97 million, an increase

of $3 million. The
performing provisions this quarter largely

reflect credit conditions, including credit

migration in the commercial and consumer

lending portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.30%,

an increase of 2 bps compared with the

third quarter last year.
Non-interest expenses for the quarter were $1,967

million, an increase of $72 million, or

4%, compared with the third quarter

last year, reflecting higher spend
supporting business growth, including higher

employee-related expenses and technology

costs.
The efficiency ratio for the quarter was 39.3%,

compared with 41.5% in the third quarter

last year.
Quarterly comparison – Q3 2024 vs. Q2 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,872 million, an increase of $133

million, or 8%, compared with the prior quarter,
primarily reflecting higher revenue. The annualized

ROE for the quarter was 34.1%, compared

with 32.9% in the prior quarter.
Revenue increased $164

million, or 3%, compared with the prior quarter. Net interest income increased $182 million, or 5%, reflecting

volume growth and two
more days in the third quarter .

Average loan volumes increased $8 billion,

or 1%, reflecting 1% growth in personal

loans and 1% growth in business loans.
Average deposit volumes increased $8 billion, or

2%, reflecting 1% growth in personal deposits

and 3% growth in business deposits. Net

interest margin was
2.81%, a decrease of 3 bps,

primarily due to balance sheet mix, reflecting

the transition of Bankers’

Acceptances

to CORRA-based loans.

Non-interest income
decreased

$18 million, or 2%, compared with the prior

quarter, reflecting lower fee revenue.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

PCL for the quarter was $435 million, a decrease

of $32 million compared with the prior

quarter. PCL – impaired was $338 million, a decrease

of $59 million, or
15%, reflecting lower provisions in both the

commercial and consumer lending portfolios.

PCL – performing was $97 million, an increase

of $27 million. The
performing provisions this quarter largely

reflect credit conditions, including

credit migration in the commercial and consumer

lending portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.30%, a decrease of 4 bps compared with the prior

quarter.
Non-interest expenses increased $10 million,

or 1% compared with the prior quarter, primarily reflecting

higher technology costs, partially offset by

lower
employee-related expenses .
The efficiency ratio was 39.3%, compared with 40.4%

in the prior quarter.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Canadian Personal and Commercial

Banking net income for the nine months ended

July 31, 2024, was $5,396 million, an increase

of $387 million, or 8%,
compared with the same period last year, reflecting higher

revenue, partially offset by higher PCL and non-interest

expenses. The annualized ROE for the

period
was 33.9%, compared with 37.5%, in

the same period last year.
Revenue for the period was $14,726

million, an increase of $1,163 million, or 9%,

compared with the same period last year. Net interest income was
$11,639

million, an increase of $1,152 million, or 11%, reflecting volume growth and higher deposit margins. Average loan volumes

increased $35 billion, or 7%,
reflecting 6% growth in personal loans and

7% growth in business loans. Average deposit

volumes increased $17 billion, or 4%, reflecting

6% growth in personal
deposits and business deposits were relatively

flat compared with the same period last

year. Net interest margin was 2.83%, an increase of 7 bps, primarily due to
higher margins on deposits, partially offset by

changes to balance sheet mix reflecting

the transition of Bankers’

Acceptances

to CORRA-based loans and lower
margins on loans. Non-interest income

was $3,087 million, relatively flat compared

with the same period last year.
PCL was $1,325 million, an increase of $372

million compared with the same period last

year. PCL – impaired was $1,099 million, an increase of

$360 million,
or 49%, reflecting credit migration in

the consumer and commercial lending portfolios.

PCL – performing was $226 million, an increase

of $12 million. The current
year performing provisions largely reflect

current credit conditions, including credit

migration in the consumer and commercial lending

portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.31%,

an increase of 7 bps compared with the

same period last year.
Non-interest expenses were $5,908 million,

an increase of $247 million, or 4%,

compared with the same period last year, reflecting higher

spend supporting
business growth, including higher employee-related

expenses and technology costs
,
partially offset by higher non-credit provisions

in the second quarter last year.
The efficiency ratio was 40.1%, compared with 41.7%,

for the same period last year.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 8: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
Canadian Dollars 2024 2024 2023 2024 2023
Net interest income $

2,936
$

2,841
$

2,877
$

8,676
$

9,078
Non-interest income

616

606

606

1,826

1,689
Total revenue

3,552

3,447

3,483

10,502

10,767
Provision for (recovery of) credit losses –

impaired

331

311

259

1,019

657
Provision for (recovery of) credit losses –

performing

47

69
(10)

124
(18)
Total provision for (recovery of) credit losses

378

380

249

1,143

639
Non-interest expenses – reported

5,498

2,597

1,972

10,505

6,034
Non-interest expenses – adjusted
1,2

1,932

1,879

1,888

5,810

5,690
Provision for (recovery of) income taxes – reported

129

73

148

197

541
Provision for (recovery of) income taxes – adjusted
1

129

99

169

324

626
U.S. Retail Bank net income (loss) – reported (2,453)

397

1,114
(1,343)

3,553
U.S. Retail Bank net income – adjusted
1

1,113

1,089

1,177

3,225

3,812
Share of net income from investment in

Schwab
3,4

178

183

191

555

742
Net income (loss) – reported $ (2,275) $

580
$

1,305
$ (788) $

4,295
Net income – adjusted
1

1,291

1,272

1,368

3,780

4,554
U.S. Dollars
Net interest income $

2,144
$

2,094
$

2,155
$

6,379
$

6,744
Non-interest income

450

446

454

1,342

1,256
Total revenue

2,594

2,540

2,609

7,721

8,000
Provision for (recovery of) credit losses –

impaired

242

229

193

750

488
Provision for (recovery of) credit losses –

performing

34

51
(8)

91
(14)
Total provision for (recovery of) credit losses

276

280

185

841

474
Non-interest expenses – reported

4,011

1,909

1,478

7,699

4,483
Non-interest expenses – adjusted
1,2

1,411

1,384

1,415

4,274

4,229
Provision for (recovery of) income taxes – reported

94

54

111

145

402
Provision for (recovery of) income taxes – adjusted
1

94

73

126

238

464
U.S. Retail Bank net income (loss) – reported (1,787)

297

835
(964)

2,641
U.S. Retail Bank net income – adjusted
1

813

803

883

2,368

2,833
Share of net income from investment in

Schwab
3,4

129

136

142

409

549
Net income (loss) – reported $ (1,658) $

433
$

977
$ (555) $

3,190
Net income – adjusted
1

942

939

1,025

2,777

3,382
Selected volumes and ratios
Return on common equity – reported
5
(19.8) %

5.4
%

12.7
% (2.3) %

14.1
%
Return on common equity – adjusted
1,5

11.3

11.7

13.3

11.4

15.0
Net interest margin
1,6

3.02

2.99

3.00

3.01

3.18
Efficiency ratio – reported

154.6

75.2

56.7

99.7

56.0
Efficiency ratio – adjusted
1

54.4

54.5

54.2

55.4

52.9
Assets under administration (billions of U.S.

dollars)
7
$

41
$

40
$

40
$

41
$

40
Assets under management (billions of U.S.

dollars)
7,8

8

7

8

8

8
Number of U.S. retail stores

1,150

1,167

1,171

1,150

1,171
Average number of full-time equivalent staff

27,627

27,957

28,375

27,855

28,119
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated First Horizon acquisition – Q3 2023: $84 million or US$63 million ($63 million or

US$48 million after-tax), 2023 YTD: $344 million or US$254 million
($259 million or US$192 million after-tax);

ii.

FDIC special assessment – Q2 2024: $103 million or US$75 million ($77 million or US$56 million after-tax), 2024

YTD: $514 million or US$375 million ($387 million or
US$282 million after-tax); and
iii.

Provision for investigations related to the Bank’s AML program – Q3 2024: $3,566 million or US$2,600 million (before and after tax), Q2 2024: $615 million or US$450 million (before and after tax), 2024

YTD: $4,181 million or US$3,050 million (before and after tax).
3
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s third quarter 2024 Interim Consolidated Financial Statements for further details.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

5
Capital allocated to the business segment was increased to 11

.5% CET1 Capital effective the first quarter of 2024, compared with 11%

in the prior year.
6
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest

-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements,

intercompany deposits,

and cash collateral.

The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets.

Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.
7
For additional information about this metric, refer to the Glossary in the Bank’s third quarter 2024 MD&A.
8
Refer to “How Our Businesses Performed” section regarding alignment of certain asset management businesses from the U.S. Retail segment to the Wealth Management and Insurance segment.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

Quarterly comparison – Q3 2024 vs. Q3 2023
U.S. Retail reported net loss for the quarter was

$2,275 million (US$1,658 million),

compared with reported net income of $1,305

million (US$977 million) in the
third quarter last year. On an adjusted basis, net income

for the quarter was $1,291 million (US$942

million), a decrease of $77 million (US$83

million), or
6% (8% in U.S. dollars). The reported and adjusted

annualized ROE for the quarter were (19.8)%

and 11.3%, respectively, compared with 12.7% and 13.3%,
respectively, in the third quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income for the

quarter from the
Bank’s investment in Schwab was $178 million (US$129

million), a decrease of $13 million (US$13

million), or 7% (9% in U.S. dollars), compared

with the third
quarter last year.
U.S. Retail Bank reported net loss was $2,453

million (US$1,787 million), compared with

reported net income of $1,114 million (US$835 million) in

the third
quarter last year, primarily reflecting the impact of the provision for investigations related to the Bank’s AML program.

U.S. Retail Bank adjusted net income was
$1,113 million, a decrease of $64 million, or 5%, compared

with the third quarter last year, reflecting higher PCL and higher non-interest expenses, partially offset
by higher revenue. In U.S. dollars, U.S. Retail

Bank adjusted net income was US$813

million, a decrease of US$70 million, or 8%,

compared with the third quarter
last year, reflecting higher PCL and lower revenue.

Revenue for the quarter was US$2,594 million,

a decrease of US$15 million, or 1%,

compared with the third quarter last year. Net interest income of
US$2,144 million, decreased US$11 million, or 1%, driven by lower deposit volumes and loan margins, partially offset by

higher loan volumes. Net interest margin
of 3.02% increased 2 bps due to higher

deposit margins. Non-interest income of

US$450 million decreased US$4 million,

or 1%, compared with the third quarter
last year.

Average loan volumes increased US$10 billion,

or 5%, compared with the third quarter

last year. Personal loans increased 8%, reflecting strong

mortgage and
auto originations and lower prepayments in the higher

rate environment. Business loans increased

3%, reflecting good originations from

new customer growth and
slower payment rates. Average deposit volumes

decreased US$17 billion, or 5%, reflecting

a 17% decrease in sweep deposits, a 3% decrease

in business
deposits, partially offset by a 3% increase in personal

deposit volumes. Excluding sweep

deposits, average deposits remained relatively

stable.
Assets under administration (AUA) were

US$41 billion as at July 31, 2024, an increase

of US$1 billion, or 3%, compared

with the third quarter last year,
reflecting net asset growth. Assets under

management (AUM) were US$8 billion

as at July 31, 2024, flat compared with the

third quarter last year.
PCL for the quarter was US$276 million,

an increase of US$91 million compared

with the third quarter last year. PCL – impaired was US$242

million, an
increase of US$49 million, or 25%, largely

reflecting credit migration in the consumer

lending portfolios. PCL – performing

was US$34 million compared with a
recovery of US$8 million in the prior

year. The performing provisions this quarter were largely recorded in the commercial lending portfolio, reflecting

credit
conditions, including credit migration. U.S.

Retail PCL including only the Bank’s share

of PCL in the U.S. strategic cards portfolio,

as an annualized percentage of
credit volume was 0.58%, an increase of

17 bps, compared with the third quarter

last year.
Reported non-interest expenses for the quarter

were US$4,011 million, compared with US$1,478 million in the third quarter last year, reflecting the impact of the
provision for investigations related to the Bank’s

AML program, partially offset by the impact

of acquisition and integration-related charges

for the terminated First
Horizon transaction in the third quarter last

year. On an adjusted basis, non-interest expenses were

US$1,411 million, relatively flat compared with the third quarter last year, primarily due to higher operating expenses, offset by ongoing productivity initiatives.
The reported and adjusted efficiency ratios for

the quarter were 154.6% and 54.4%, respectively, compared with

56.7% and 54.2%, respectively, in the third
quarter last year.
Quarterly comparison – Q3 2024 vs. Q2 2024
U.S. Retail reported net loss was $2,275

million (US$1,658 million), compared with

reported net income of $580 million

(US$433 million) in the prior quarter. On an
adjusted basis, net income for the quarter

was $1,291 million (US$942 million), an increase

of $19 million (US$3 million), or 1%

(relatively flat in U.S. dollars). The
reported and adjusted annualized ROE

for the quarter were (19.8)% and 11.3%, respectively, compared with 5.4% and 11.7%, respectively, in the prior quarter.

The contribution from Schwab of $178

million (US$129 million) decreased $5

million (US$7 million), or 3% (5% in U.S. dollars),

compared with the prior quarter.

U.S. Retail Bank reported net loss was $2,453

million (US$1,787 million), compared with

reported net income of $397 million (US$297

million) in the prior
quarter, primarily reflecting the impact of higher provision for investigations related to the Bank’s AML program,

partially offset by the impact of the FDIC special
assessment charge in the prior quarter and

higher net interest income. U.S. Retail

Bank adjusted net income was $1,113 million (US$813 million),

an increase of
$24 million (US$10 million), or 2% (1% in

U.S. dollars), primarily reflecting higher revenue,

partially offset by higher non-interest expenses.

Revenue increased US$54 million, or 2%,

compared with the prior quarter. Net interest income of

US$2,144 million increased US$50

million, or 2%, reflecting
higher deposit margins and loan volumes, partially

offset by lower deposit volumes. Net interest

margin of 3.02% increased 3 bps quarter over

quarter due to
higher deposit margins. Non-interest income

of US$450 million increased US$4

million or 1%, primarily reflecting fee income

growth from increased customer
activity.
Average loan volumes were relatively flat compared

with the prior quarter with personal loans increase

of 1%. Business loans were relatively flat.

Average
deposit volumes decreased US$7 billion, or 2%,

compared with the prior quarter, reflecting a 6% decrease in sweep deposits and a 2% decrease in business
deposits. Personal deposits were relatively

flat.
AUA were US$41 billion as at July 31, 2024,

an increase of $1 billion, or 3%, compared

with the prior quarter. AUM were US$8 billion, an increase

of $1 billion,
or 14%, compared with the prior quarter.
PCL for the quarter was US$276 million,

a decrease of US$4 million compared

with the prior quarter. PCL – impaired was US$242 million, an increase of
US$13 million, or 6%, reflecting credit migration

in the consumer and commercial lending

portfolios. PCL – performing was US$34

million, a decrease of
US$17 million. The performing provisions

this quarter were largely recorded in

the commercial lending portfolio, reflecting

credit conditions, including credit
migration. U.S. Retail PCL including only

the Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage of credit

volume was 0.58%, a
decrease of 2 bps, compared with the prior

quarter.

Reported non-interest expenses for the quarter

were US$4,011 million, compared with reported non-interest expenses of US$1,909 million in the prior quarter,
primarily reflecting the impact of a higher

provision for investigations related to the

Bank’s AML program, and higher operating expenses,

partially offset by the
impact of FDIC special assessment charge

in the prior quarter. On an adjusted basis, non-interest expenses increased US$27 million, or 2%, due

to higher
operating expenses.
The reported and adjusted efficiency ratios for

the quarter were 154.6% and 54.4%, respectively, compared with 75.2%

and 54.5%, respectively, in the prior
quarter.
Year-to-date comparison – Q3 2024 vs. Q3 2023
U.S. Retail reported net loss for the nine months

ended July 31, 2024, was $788 million

(US$555 million), compared with reported

net income of $4,295 million
(US$3,190 million) in the same period last

year. On an adjusted basis, net income for the period was $3,780 million (US$2,777 million), a decrease of

$774 million
(US$605 million), or 17% (18% in U.S. dollars).

The reported and adjusted annualized ROE

for the period were (2.3)% and 11.4%, respectively, compared with
14.1% and 15.0%, respectively, in the same period last year.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

The contribution from Schwab of $555

million (US$409 million), decreased $187 million

(US$140 million), or 25% (26% in U.S.

dollars), compared with the
same period last year.
U.S. Retail Bank reported net loss for the

period was $1,343 million (US$964 million),

compared with reported net income of $3,553

million (US$2,641 million)
in the same period last year, reflecting the impact of the provision for investigations related to the Bank’s AML program,

the impact of the FDIC special assessment
charge, higher PCL and lower net interest income,

partially offset by acquisition and integration-related

charges for the terminated First Horizon transaction

in the
same period last year. U.S. Retail Bank adjusted net income

was $3,225 million (US$2,368 million), a decrease

of $587 million (US$465 million), or 15% (16%

in
U.S. dollars), primarily reflecting higher PCL

and non-interest expenses, and lower

net interest income.

Revenue for the period was US$7,721

million, a decrease of US$279 million, or 3%,

compared with the same period last year. Net interest income of
US$6,379 million decreased US$365

million, or 5%, primarily reflecting lower deposit

margins and volumes, partially offset by higher

loan volumes. Net interest
margin of 3.01%, decreased 17 bps, due to lower

deposit margins reflecting higher deposit

costs. Non-interest income of US$1,342

million increased
US$86 million, or 7%, primarily reflecting

fee income growth from increased

customer activity.

Average loan volumes increased US$13 billion,

or 7%, compared with the same period

last year. Personal loans increased 9% and business loans

increased
5%, reflecting good originations and slower

payment rates across portfolios.

Average deposit volumes decreased US$24

billion, or 7%, reflecting a 19% decrease
in sweep deposits and a 3% decrease in business

deposits, partially offset by 1% increase in

personal deposit volumes. Excluding sweep deposits,

average
deposits decreased 1%.
PCL was US$841 million, an increase of

US$367 million compared with the same period

last year. PCL – impaired was US$750 million, an increase

of
US$262 million, or 54%, reflecting credit

migration in the consumer and commercial lending

portfolios. PCL – performing was US$91

million, compared with a
recovery of US$14 million in the prior

year. The current year performing provisions largely reflect current credit conditions, including credit migration,

and volume
growth. U.S. Retail PCL including only the

Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage

of credit volume was 0.59%, an
increase of 23 bps, compared with the

same period last year.
Reported non-interest expenses for the period

were US$7,699 million, an increase of US$3,216

million, or 72%, compared with the same

period last year,
primarily reflecting the impact of the provision

for investigations related to the Bank’s AML program,

the impact of the FDIC special assessment

charge, and higher
operating expenses, partially offset by the impact

of acquisition and integration-related charges for

the terminated First Horizon transaction in

the same period last
year. On an adjusted basis, non-interest expenses increased

US$45 million, or 1%, reflecting higher operating

expenses, partially offset by ongoing productivity
initiatives.
The reported and adjusted efficiency ratios for

the quarter were 99.7% and 55.4%, respectively, compared with 56.0%

and 52.9%, respectively, for the same
period last year.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net interest income $ 316 $ 304 $ 258 $ 905 $ 799
Non-interest income
1
3,033 2,810 2,700 8,693 7,875
Total revenue 3,349 3,114 2,958 9,598 8,674
Provision for (recovery of) credit losses –

impaired
– – – – 1
Provision for (recovery of) credit losses –

performing
– – – – –
Total provision for (recovery of) credit losses – – – – 1
Insurance service expenses
1
1,669 1,248 1,386 4,283 3,668
Non-interest expenses
1
1,104 1,027 979 3,178 2,951
Provision for (recovery of) income taxes 146 218 162 531 545
Net income $ 430 $ 621 $ 431 $ 1,606 $ 1,509
Selected volumes and ratios
Return on common equity
1,2
27.1% 40.8% 29.0% 35.0% 35.5%
Efficiency ratio
1
33.0 33.0 33.1 33.1 34.0
Efficiency ratio, net of ISE
1,3
65.7 55.0 62.3 59.8 58.9
Assets under administration (billions of Canadian

dollars)
4
$ 632 $ 596 $ 559 $ 632 $ 559
Assets under management (billions of Canadian

dollars)
523 489 460 523 460
Average number of full-time equivalent staff 14,887 15,163 16,002 15,145 16,283
-
1

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s

third quarter 2024 Interim
Consolidated Financial Statements for further details.
2

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q3 2024: $1,680

million, Q2 2024: $1,866 million,
Q3 2023: $1,572 million, 2024 YTD: $5,315 million, 2023 YTD: $5,006 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary in the Bank’s third quarter 2024 MD&A for additional information about this metric.
4

Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q3 2024 vs. Q3 2023
Wealth Management and Insurance net income

for the quarter was $430 million, relatively

flat compared with the third quarter last year, reflecting higher insurance
service expenses and non-interest expenses,

offset by higher revenue. The annualized ROE

for the quarter was 27.1%, compared with

29.0% in the third quarter
last year.
Revenue for the quarter was $3,349 million, an

increase of $391

million, or 13%, compared with the third quarter

last year. Non-interest income was
$3,033 million, an increase of $333 million, or

12%, reflecting higher insurance

premiums, fee-based revenue,

and transaction revenue. Net interest income

was
$316 million, an increase of $58 million, or 22%,

compared with the third quarter last year, reflecting higher deposit margins.

AUA were $632 billion as at July 31, 2024, an

increase of $73

billion, or 13%, and AUM were $523 billion

as at July 31, 2024, an increase of $63 billion,

or 14%,
compared with the third quarter last year, both reflecting

market appreciation and net asset growth.

Insurance service expenses for the quarter

were $1,669 million, an increase of $283

million, or 20%, compared with the third quarter

last year, primarily
reflecting increased claims severity, less favourable prior years’

claims development and larger impact

of severe weather-related events.
Non-interest expenses for the quarter were $1,104

million, an increase of $125 million, or

13%, compared with the third quarter last year, reflecting

provisions
related to ongoing litigation matters and

higher variable compensation.
The efficiency ratio for the quarter was 33.0%, compared

with 33.1% in the third quarter last year. The efficiency ratio, net of ISE for the quarter was 65.7%,
compared with 62.3%

in the third quarter last year.

Quarterly comparison – Q3 2024 vs. Q2 2024
Wealth Management and Insurance net income

for the quarter was $430 million, a decrease

of $191

million, or 31%, compared with the prior quarter, primarily
reflecting higher insurance service expenses

and non-interest expenses, partially offset by

higher revenue. The annualized ROE

for the quarter was 27.1%,
compared with 40.8% in the prior quarter.
Revenue increased $235

million, or 8%, compared with the prior quarter. Non-interest income increased $223 million, or 8%,

reflecting seasonally higher
insurance premiums and higher fee-based

revenue. Net interest income increased

$12 million, or 4%, reflecting higher deposit

margins.

AUA increased $36 billion, or 6%, and AUM

increased $34 billion, or 7%, compared

with the prior quarter, both reflecting market appreciation and net asset
growth.
Insurance service expenses for the quarter

increased $421 million, or 34%, compared

with the prior quarter, reflecting more severe weather-related events,
increased claims severity, seasonally higher claims,

and less favourable prior years’ claims development.
Non-interest expenses increased $77 million,

or 7%, compared with the prior quarter, primarily reflecting provisions

related to ongoing litigation matters.
The efficiency ratio for the quarter was 33.0%, flat,

compared with the prior quarter. The efficiency ratio, net of

ISE for the quarter was 65.7%, compared

with
55.0% in the prior quarter.
Yearto-date

comparison – Q3 2024 vs. Q3 2023
Wealth Management and Insurance net income

for the nine months ended July 31, 2024, was

$1,606 million, an increase of $97 million,

or 6%, compared with the
same period last year, reflecting higher revenue, partially

offset by higher insurance service expenses

and non-interest expenses. The annualized

ROE for the
period was 35.0%, compared with 35.5%,

in the same period last year.

Revenue for the period was $9,598

million, an increase of $924

million, or 11%, compared with same period last year. Non-interest income increased
$818 million, or 10%, reflecting higher insurance

premiums, fee-based revenue,

and transaction revenue. Net interest income

increased $106

million, or 13%,
reflecting higher deposit margins and higher

investment income in the insurance business,

partially offset by lower deposit volumes in

the wealth management
business.
Insurance service expenses were $4,283 million,

an increase of $615 million, or 17%,

compared with the same period last year, primarily reflecting increased
claims severity,

less favourable prior years’ claims development

and larger impact of severe weather-related

events.

Non-interest expenses were $3,178 million,

an increase of $227 million, or 8%,

compared with the same period last year, reflecting higher

variable
compensation and provisions

related to ongoing litigation matters.
The efficiency ratio for the period was 33.1%, compared

with 34.0% for the same period last year. The efficiency ratio, net of ISE for the period was 59.8%,
compared with 58.9%

in the same period last year.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 10: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net interest income (loss) (TEB) $ (26) $ 189 $ 270 $ 361 $ 1,293
Non-interest income 1,821 1,751 1,298 5,154 3,037
Total revenue 1,795 1,940 1,568 5,515 4,330
Provision for (recovery of) credit losses –

impaired
109 (1) 10 113 16
Provision for (recovery of) credit losses –

performing
9 56 15 70 53
Total provision for (recovery of) credit losses 118 55 25 183 69
Non-interest expenses – reported 1,310 1,430 1,247 4,240 3,319
Non-interest expenses – adjusted
2,3
1,232 1,328 1,104 3,943 3,082
Provision for (recovery of) income taxes

(TEB) – reported
50 94 24 209 189
Provision for (recovery of) income taxes

(TEB) – adjusted
2
68 116 62 273 242
Net income – reported $ 317 $ 361 $ 272 $ 883 $ 753
Net income – adjusted
2
377 441 377 1,116 937
Selected volumes and ratios
Trading-related revenue (TEB)
4
$ 726 $ 693 $ 626 $ 2,149 $ 1,770
Average gross lending portfolio (billions of Canadian

dollars)
5
97.4 96.3 93.8 96.6 95.3
Return on common equity – reported
6
7.8% 9.2% 7.4% 7.5% 7.1%
Return on common equity – adjusted
2,6
9.4 11.3 10.3 9.4 8.9
Efficiency ratio – reported 73.0 73.7 79.5 76.9 76.7
Efficiency ratio – adjusted
2
68.6 68.5 70.4 71.5 71.2
Average number of full-time equivalent staff 7,018 7,077 7,233 7,065 7,081
-
1

Effective March 1, 2023, Wholesale Banking results include the acquisition of Cowen Inc.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
3

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition

– Q3 2024: $78 million ($60 million after-tax),
Q2 2024: $102 million ($80 million after-tax), 2024 YTD: $297 million ($233 million after-tax), Q3 2023: $143 million ($105 million after-tax), 2023 YTD: $237 million ($184 million after-
tax).
4

Includes net interest income (loss) TEB of ($332) million (Q2 2024: ($118)

million, 2024 YTD: $(504) million, Q3 2023: $8 million, 2023 YTD: $554 million), and trading income (loss) of
$1,058 million (Q2 2024: $811 million, 2024 YTD: $2,653 million,

Q3 2023: $618 million, 2023 YTD: $1,216 million). Trading-related revenue (TEB) is a non-GAAP financial measure.
Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary in the

Bank’s third quarter 2024 MD&A for additional information about this metric.
5

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
6

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
Quarterly comparison – Q3 2024 vs. Q3 2023
Wholesale Banking reported net income for

the quarter was $317 million, an increase

of $45 million, or 17%, compared with the

third quarter last year, primarily
reflecting higher revenues, partially offset by higher

PCL, and non-interest expenses. On

an adjusted basis, net income was $377

million, flat to the third quarter
last year.
Revenue for the quarter was $1,795 million, an

increase of $227 million, or 14%, compared

with the third quarter last year. Higher revenue primarily reflects higher trading-related revenue, lending revenue,

advisory fees, and underwriting fees.
PCL for the quarter was $118

million, an increase of $93 million compared

with the third quarter last year. PCL – impaired was $109

million, an increase of
$99 million compared to the prior year, primarily reflecting a few new impairments across various industries.

PCL – performing was $9 million, a decrease

of
$6 million.
Reported non-interest expenses for the quarter

were $1,310 million, an increase of $63

million, or 5%, compared with the third quarter

last year, primarily
reflecting higher variable compensation

commensurate with higher revenues, partially

offset by lower acquisition and integration-related

costs. On an adjusted
basis, non-interest expenses were $1,232

million, an increase of $128 million, or 12%.
Quarterly comparison – Q3 2024 vs. Q2 2024
Wholesale Banking reported net income for

the quarter was $317 million, a decrease

of $44 million, or 12%, compared with the prior

quarter, primarily reflecting
lower revenues and higher PCL, partially offset

by lower non-interest expenses. On an adjusted

basis, net income was $377 million, a decrease

of $64 million, or
15%.
Revenue for the quarter decreased $145 million,

or 7%, compared with the prior quarter. Lower revenue

primarily reflects lower interest rate and

credit trading-
related revenue, underwriting fees, and the net

change in fair value of loan underwriting

commitments recorded in the prior quarter, partially offset by higher foreign
exchange trading-related revenue and equity

trading-related revenue.
PCL for the quarter was $118

million, an increase of $63 million compared

with the prior quarter. PCL – impaired was $109 million,

an increase of $110 million,
primarily reflecting a few new impairments

across

various industries. PCL – performing was $9

million, a decrease of $47 million.
Reported non-interest expenses for the quarter

decreased $120 million, or 8%, compared

with the prior quarter, primarily reflecting lower variable

compensation
commensurate with lower revenues, and lower

acquisition and integration-related costs. On

an adjusted basis, non-interest expenses decreased

$96 million, or
7%.
Yearto-date

comparison – Q3 2024 vs. Q3 2023
Wholesale Banking reported net income for

the nine months ended July 31, 2024,

was $883 million, an increase of $130

million, or 17%, compared with the same
period last year, reflecting higher revenues, partially offset by higher non-interest expenses, and PCL. On an adjusted

basis, net income was $1,116

million, an
increase of $179 million, or 19%.
Revenue, including TD Cowen, was $5,515

million, an increase of $1,185 million, or 27%,

compared with the same period last year. Higher revenue primarily reflects higher interest rate and credit

trading-related revenue, lending revenue, advisory, and underwriting fees.
PCL was $183 million, an increase of $114

million compared with the same period last

year. PCL – impaired was $113 million, an increase of $97 million, primarily reflecting a few new impairments

across various industries. PCL – performing

was $70 million, an increase of $17

million. The current year performing
provisions largely reflect current credit

conditions, including credit migration.

Reported non-interest expenses were $4,240

million, an increase of $921 million, or 28%,

compared with the same period last year, reflecting higher

variable
compensation commensurate with higher

revenues, TD Cowen and the associated

acquisition and integration-related costs, as

well as a provision taken in
connection with the U.S. record keeping

matter. On an adjusted basis, non-interest expenses were

$3,943 million, an increase of $861 million or

28%.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net income (loss) – reported $ (525) $ (737) $ (782) $ (1,890) $ (3,798)
Adjustments for items of note
Amortization of acquired intangibles 64 72 88 230 221
Acquisition and integration charges related

to the Schwab transaction
21 21 54 74 118
Share of restructuring and other charges

from investment in Schwab
– – – 49 –
Restructuring charges 110 165 – 566 –
Payment related to the termination of the

FHN transaction
– – 306 – 306
Impact from the terminated FHN acquisition-related

capital hedging strategy
62 64 177 183 1,187
Impact of retroactive tax legislation on payment

card clearing services
– – 57 – 57
Civil matter provision/Litigation settlement – 274 – 274 1,642
Less: impact of income taxes
CRD and federal tax rate increase for fiscal

2022
– – – – (585)
Other items

of note
56 143 82 312 817
Net income (loss) – adjusted
1
$ (324) $ (284) $ (182) $ (826) $ (499)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
2
$ (426) $ (411) $ (333) $ (1,091) $ (715)
Other 102 127 151 265 216
Net income (loss) – adjusted
1
$ (324) $ (284) $ (182) $ (826) $ (499)
Selected volumes
Average number of full-time equivalent staff 22,881 23,270 23,486 23,196 22,686
-
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary in the third quarter of 2024 MD&A, which is incorporated by reference.
Quarterly comparison – Q3 2024 vs. Q3 2023
Corporate segment’s reported net loss

for the quarter was $525 million, compared

with a reported net loss of $782 million

in the third quarter last year. The

lower
net loss primarily reflects the prior year payment

related to the termination of the First

Horizon transaction and impact from

the terminated FHN acquisitionrelated
capital hedging strategy, partially offset by

the current quarter’s higher investments in risk

and control infrastructure and restructuring

charges. Net corporate
expenses increased $93 million compared to

the prior year, primarily reflecting investments in risk and control infrastructure,

partially offset by litigation expenses
in the prior year. The adjusted net loss for the quarter was $324 million, compared with an adjusted net loss

of $182 million in the third quarter last

year.

Quarterly comparison – Q3 2024 vs. Q2 2024
Corporate segment’s reported net loss

for the quarter was $525 million, compared

with a reported net loss of $737 million

in the prior quarter. The lower net loss
primarily reflects the prior quarter impact

of a civil matter provision and the current

quarter’s lower restructuring charges.

Net corporate expenses increased
$15 million compared to the prior quarter, primarily reflecting higher investments in risk and control infrastructure.

The adjusted net loss for the quarter was
$324 million, compared with an adjusted

net loss of $284 million in the prior quarter.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Corporate segment’s reported net loss

for the nine months ended July 31, 2024 was

$1,890 million, compared with a reported

net loss of $3,798 million in the
same period last year. The lower net

loss primarily reflects the prior period impacts

of the Stanford litigation settlement,

the terminated FHN acquisition-related
capital hedging strategy and provision for income

taxes in connection with the CRD and

federal tax rate increase for fiscal 2022, partially

offset by restructuring
charges and higher investments in risk and

control infrastructure in the current period.

The adjusted net loss for the nine months

ended July 31, 2024 was
$826 million, compared with an adjusted

net loss of $499 million in the same period

last year.

TD BANK GROUP • THIRD QUARTER 2024 • EARNINGS

NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer

Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

Access to Quarterly Results Materials
Interested investors, the media and others

may view the third quarter earnings news release,

results slides, supplementary financial

information, and the Report to
Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on

August 22, 2024.

The call will be audio webcast live through

TD’s website at
8:00 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the third quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on August 22, 2024, in advance

of the call. A

listen-only telephone line is available at 416-641-6150

or 1-866-696-5894 (toll free) and the
passcode is 2727354#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on
August 22, 2024,

until 11:59 p.m. ET on September

6, 2024, by calling 905-694-9451 or 1-800-408-3053

(toll free). The passcode is 7300743#.
Annual Meeting
Thursday, April 10, 2025
Toronto, Ontario
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves over 27.5 million customers

in four key businesses operating in a

number of locations in financial centres around

the globe: Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Retail,

including TD Bank, America’s

Most Convenient Bank®, TD

Auto
Finance U.S., TD Wealth (U.S.), and an

investment in The Charles Schwab

Corporation; Wealth Management

and Insurance, including TD Wealth (Canada),
TD Direct Investing, and TD Insurance;

and Wholesale Banking, including

TD Securities and TD Cowen. TD

also ranks among the world’s leading online

financial
services firms, with more than 17 million active

online and mobile customers. TD

had $1.97 trillion in assets on July 31, 2024.

The Toronto-Dominion Bank trades
under the symbol “TD” on the Toronto and

New York Stock Exchanges.
For further information contact:
Brooke Hales,

Vice President, Investor Relations, 416-307-8647,

Brooke.hales@td.com

Elizabeth Goldenshtein, Senior Manager,

Corporate Communications, 416-994-4124, Elizabeth.goldenshtein@td.com